BAILLIE GIFFORD FUNDS

Calton Square

1 Greenside Row

Edinburgh, Scotland, UK EH1 3AN

April 2, 2015

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention:  Ms. Karen Rossotto

Re:                             Baillie Gifford Funds (the “Trust”)

Registration Statement on Form N-1A (File Nos. 811-10145 and 333-200831)

Dear Ms. Rossotto:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust respectfully requests that the effectiveness of the above-referenced registration statement on Form N-1A (the “Registration Statement”) be accelerated to Thursday, April 2, 2015, or as soon thereafter as practicable.

The Trust acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Harsha Pulluru of Ropes & Gray LLP at (617) 951-7291 as soon as the Registration Statement has been declared effective.

Very truly yours,

BAILLIE GIFFORD FUNDS

By:	/s/ Gareth Griffiths
Name:	Gareth Griffiths
Title:	Vice President

BAILLIE GIFFORD FUNDS SERVICES LLC

By:	/s/ David Salter
Name:	David Salter
Title:	Manager